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                                                                    Exhibit 99.5

FOR IMMEDIATE RELEASE                                            August 12, 2008

                  COURT ORDERS SPECIAL MEETING OF SHAREHOLDERS
                          OF TECUMSEH PRODUCTS COMPANY

     DETROIT, MI, Aug. 12, 2008 -- The Herrick Foundation today announced that Judge Timothy P. Pickard of the Lenawee County Circuit Court entered an order requiring Tecumseh Products Company (NASDAQ: TECUA, TECUB) to timely call and hold a special meeting of shareholders on November 21, 2008. The purpose of the meeting shall be to consider the removal of Peter Banks and David Risley as directors and, to the extent that removal is approved, the election of directors to fill the vacancies created by the removal.

     "We are very pleased with Judge Pickard's order that calls for a special meeting of shareholders of Tecumseh Products Company in November," said Jeff Caponigro, spokesman for the Herrick Foundation. "We believe the order is consistent with best governance practices and preserves important shareholder democracy rights for the good of all shareholders."

     The order was in response to a complaint by the Herrick Foundation against Tecumseh that asked the Court, among other things, to require Tecumseh to hold a special meeting of shareholders for the purpose of removing Peter Banks and David Risley from Tecumseh's board of directors and replacing them. Under applicable Michigan statutes, upon application of holders of at least 10% of the shares entitled to vote at a meeting, the Circuit Court, for good cause shown, may order a special meeting of shareholders. Notwithstanding a vigorous opposition by Tecumseh, the Court advised the parties that it intended to issue an order requiring a special meeting. The parties, with the direction of the Court, then agreed upon certain terms and procedures relating to the conduct of the meeting.

     While the Court did not grant a requested injunction against the enforcement of an amendment to Tecumseh's bylaws requiring holders of 75% of the voting shares (rather than 50%) to call a special meeting of shareholders, the Court has not yet ruled on the validity of the bylaw amendment. Importantly, the special meeting required by the Court's order was Herrick Foundation's primary reason for filing the lawsuit.

     The Herrick Foundation, one of the largest charitable foundations in Michigan, is a shareholder of Tecumseh Products Company. The Herrick Foundation is based in Detroit, Mich.

                                       ###

     MEDIA CONTACT: Jeff Caponigro, (248) 355-3200, jcap@caponigro.com


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